[Letterhead of ExlService Holdings, Inc.]

October 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Abe Friedman and Theresa Brillant

Re:	ExlService Holdings, Inc. Form 10-K for the Year Ended December 31, 2024 File No. 001-33089

Dear Mr. Friedman and Ms. Brillant:

We are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Mr. Maurizio Nicolelli, Chief Financial Officer of ExlService Holdings, Inc. (“we” or the “Company”), dated September 25, 2025 (the “Comment Letter”) regarding the above referenced filing.

We have reproduced your comments (in italicized font) for ease of reference. The Company’s response to the Comment Letter is as follows:

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management's Discussion and Analysis

Results of Operations

Fiscal 2024 Compared to Fiscal 2023

Revenues, page 40

1.	Please revise your discussion to separately quantify the changes in revenue from new clients and existing clients. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response to Comment:

The Company respectfully submits to the Staff that separate quantification of the changes in revenue from new and existing clients is not material to an understanding of the Company’s results from operations. However, the Company acknowledges the Staff’s comment and believes that this additional information can be helpful to investors. Accordingly, the Company’s disclosures will be revised in future filings to address this additional information, consistent with the applicable requirements of Regulation S-K and the example presented below (please note this disclosure is presented for the year ended December 31, 2024, and will be updated as applicable for all required periods in our future filings).

Mr. Abe Friedman and Ms. Theresa Brillant

Example Disclosure from Form 10-K for the Year Ended December 31, 2024 (page 40) (revised text in underline)

“Revenue for fiscal 2024 were up by $207.7 million, or 12.7%, compared to fiscal 2023, driven primarily by ramp ups and volume increase in existing clients across all reportable segments by 9.0% and revenue from new client wins including revenue from our August 2024 acquisition of ITI Data by 3.7% during fiscal 2024.

Revenue growth in Insurance of $84.1 million, or 15.9% from fiscal 2023, was primarily driven by expansion of business for our digital operations and solutions services from our existing clients by 13.0% and new clients by 2.9% during fiscal 2024.

Revenue growth in Healthcare of $10.4 million, or 9.8% from fiscal 2023, was primarily driven by expansion of business for our digital operations and solutions services from our existing clients during fiscal 2024.

Revenue growth in Emerging Business of $46.0 million, or 17.3% from fiscal 2023, was primarily driven by expansion of business for our digital operations and solution services from our existing clients by 12.3% and new clients by 4.8% during fiscal 2024. Revenue also increased by $0.6 million, mainly attributable to the appreciation of the U.K. pound sterling against the U.S. dollar during fiscal 2024.

Revenue growth in Analytics of $67.2 million or 9.2% from fiscal 2023, was primarily driven by higher volumes in our annuity and project-based engagements from our existing clients by 4.7% and new clients including revenue from our August 2024 acquisition of ITI Data by 4.4% during fiscal 2024. Revenue also increased by $0.7 million, mainly attributable to the appreciation of the U.K. pound sterling against the U.S. dollar during fiscal 2024.”

Mr. Abe Friedman and Ms. Theresa Brillant

Notes to Consolidated Financial Statements

3. Segment and Geographical Information, page F-21

2.	Please revise to reconcile the total of your reportable segments' measure of profit or loss to your consolidated income before income taxes and discontinued operations. Refer to ASC 280-10-50-30(b).

Response to Comment:

The Company acknowledges that the reconciliation table included in Note 3 does not reconcile to its “consolidated income (loss) before income taxes;” however, no other items of income or expense included in its consolidated statements of income are allocated to the measure of profit or loss for its segments.

In future filings, the Company will revise its presentation to include a reconciliation of the total of all reportable segments’ measure of profit or loss to consolidated income before income taxes, in accordance with ASC 280-10-50-30(b), consistent with the example presented below (which will be updated as applicable for all required periods in our future filings):

	Year ended December 31, 2024
	Insurance	Healthcare	Emerging Business	Analytics	Total
Revenues, net	$614,028	$116,406	$311,740	$796,198	$1,838,372
Cost of revenues
Employee costs	320,335	63,597	147,316	416,293	947,541
Infrastructure and technology costs	58,415	11,049	29,813	27,582	126,859
Other costs	11,600	3,288	4,278	53,793	72,959
Gross profit	$223,678	$38,472	$130,333	$298,530	$691,013
Operating expenses					427,393
Income from operations					$263,620
Foreign exchange gain, net, interest expense and other income, net					(2,273)
Income before income tax expense and earnings from equity affiliates					$261,347

Mr. Abe Friedman and Ms. Theresa Brillant

If you have any questions regarding the foregoing responses, please do not hesitate to call me at 212-209-4611.

Very truly yours,

/s/ Maurizio Nicolelli
Maurizio Nicolelli
Chief Financial Officer